TAIGA BUILDING PRODUCTS LTD.

Annual Information Form

for the fiscal year ended March 31, 2008

Dated June 27, 2008

TABLE OF CONTENTS

INTRODUCTION	1
Forward Looking Statements	1
CORPORATE STRUCTURE	3
Name, Address and Incorporation	3
Intercorporate Relationships	4
GENERAL DEVELOPMENT OF THE BUSINESS	4
History of Taiga	4
2005 to Present	5
BUSINESS OF TAIGA	5
Business Overview	5
Products	7
Distribution	8
Value-Added Manufacturing	9
Suppliers	10
Customers	10
Employees	11
Competition	11
Cyclicality and Seasonality	11
Environmental Compliance	12
Softwood Lumber Anti-dumping and Countervailing Duties	12
RISK FACTORS	13
Dependence on Market Economic Conditions	13
Sales and Margin Risk and Fluctuations in Commodity Prices	13
High Level of Indebtedness	14
Interest Rate Risk	14
Customer Risk	14
Risks of Acquisitions	14
Competition	15
Supply of Commodities	15
Inventory Risk	15
Seasonal and Cyclical Nature of Taiga's Business	15
Product Liability Claims	16
New Regulations	16
Environmental Liabilities	16
Credit Risk	16
Foreign Currency Risk	17
Dependence on Key Personnel	17
Information Systems Risk	17
Availability of Future Financing	17
Level of Dividends	17
Creditworthiness	18
DIVIDENDS	18
Distribution Policy	19
GENERAL DESCRIPTION OF CAPITAL STRUCTURE	19
Share Capital	19
Notes	20
MARKET FOR SECURITIES	20
DIRECTORS AND OFFICERS	21
Security Holdings	22
Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions	22
Conflicts of Interest	23
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	23
Legal Proceedings	23
Regulatory Actions	23
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	24
TRANSFER AGENT AND REGISTRAR	24
MATERIAL CONTRACTS	24
AUDIT COMMITTEE	24
INTERESTS OF EXPERTS	26
ADDITIONAL INFORMATION	26
SCHEDULE "A"	A-1

INTRODUCTION

In this annual information form (the "AIF"):

•	all dollar amounts are in Canadian dollars, except where otherwise indicated;

•	references to "Taiga" mean Taiga Building Products Ltd. and its consolidated subsidiaries;

•	references to the "Company" mean Taiga Building Products Ltd.; and

•	unless otherwise stated, information is given as of June 27, 2008.

The functional currency of the Company is the Canadian dollar.  Some figures and percentages may not total exactly due to rounding.  The accounts of the self-sustaining foreign operation are accounted for by the current rate method under which assets and liabilities are translated at prevailing rates of exchange at each balance sheet date.

Certain general information contained in this AIF concerning the industry in which Taiga operates has been obtained from publicly available information from third party sources.  While Taiga believes such sources to be generally reliable, Taiga has not verified the accuracy or completeness of any information contained in such publicly available information.  In addition, Taiga has not determined if there has been any omission by any such third party to disclose any facts, information or events which may have occurred prior to or subsequent to the date as of which any such information became publicly available or which may affect the significance or accuracy of any information contained in any such information and summarized herein.

Forward-Looking Statements

Certain statements contained in this AIF constitute forward-looking statements within the meaning of applicable securities laws.  Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact.  When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to Taiga or our management, are intended to identify forward-looking statements.  Such statements reflect Taiga's current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including:

•	dependence on market economic conditions;

•	sales and margin risk and fluctuations in commodity prices;

•	high level of indebtedness;

•	interest rate risk;

•	customer risk;

•	risks of acquisitions;

•	competition;

•	inventory risk;

•	seasonal and cyclical nature of business;

•	product liability claims;

•	environmental liabilities;

•	credit risk;

•	foreign currency risk;

•	dependence on key personnel;

•	availability of future financing;

•	level of dividends;

•	income tax risk; and

•	creditworthiness.

These risks and uncertainties could cause Taiga's actual results, performance or achievements that may be expressed or implied by such forward-looking statements to vary from those described herein.  Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially and adversely from those described herein as intended, planned, anticipated, believed, estimated or expected.  These forward-looking statements speak only as of the date of this AIF and Taiga does not intend, and does not assume any obligation, to update these forward-looking statements.

CORPORATE STRUCTURE

Name, Address and Incorporation

Taiga Forest Products Ltd. ("Old Taiga") in its English form and Produits Forestiers Taiga Ltee in its French form was formed on October 1, 1984 through the amalgamation of Taiga Wood Products Ltd. (Produits de Bois Taiga Ltee) and Caneda Forest Products Ltd. pursuant to the Company Act (British Columbia).  On May 26, 2005, Old Taiga entered into an arrangement agreement with a newly incorporated subsidiary of Old Taiga, Taiga Building Products Ltd. (Produits de Batiment Taiga Ltee in its French form), a company formed under the Business Corporations Act (British Columbia), which resulted in the Company acquiring all of the issued and outstanding common shares of Old Taiga ("Taiga Shares") in exchange for stapled units of the Company ("Stapled Units"), each comprised of one common share of the Company (a "Common Share") and one 14% subordinated note (a "Note"), issued under an indenture dated as of September 1, 2005 (the "Indenture"), all pursuant to an arrangement under the Business Corporations Act (British Columbia) (the "Arrangement") which became effective on September 1, 2005.  The purpose of the Arrangement was to establish the Company as a publicly traded company carrying on, directly or indirectly, the business and operations of Old Taiga.  After giving effect to the Arrangement, shareholders of Old Taiga, together with purchasers of the Stapled Units, owned all of the issued and outstanding Stapled Units of the Company, the Company owned all of the issued and outstanding Taiga Shares and Old Taiga became a wholly-owned subsidiary of the Company.  The details of the Arrangement are described in the Company's management information circular dated May 27, 2005 (the "2005 Information Circular"), a copy of which is filed under the Company's SEDAR profile at www.sedar.com and is incorporated by reference into this AIF.  References to the "Company" or "Taiga" in this AIF may refer to Old Taiga, where applicable.

The principal and head office of the Company is located at 800 - 4710 Kingsway, Burnaby, British Columbia, V5H 4M2.  The registered and records office of the Company is located at 2800 Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2Z7.

On May 17, 2006, the Company purchased and cancelled $42,500,000 aggregate principal amount of its outstanding Notes for a purchase price of 105% of the principal amount outstanding per Note plus accrued and unpaid interest to the date of acceptance leaving a principal value of approximately $128,834,217 of Notes outstanding.  As a result of the purchase, the Stapled Units were separated into Notes and Common Shares.

In connection with the repurchase of outstanding Notes, the Company also solicited consents to amend certain provisions of the indenture governing the Notes (the "Indenture").  The Company received the requisite consents and paid to each holder of Notes who so validly consented a fee of $3.00 per $1,000 principal amount of outstanding Notes.  The Notes and the Common Shares began trading separately on the Toronto Stock Exchange (the "TSX") on May 4, 2006, under the symbols "TBL.NT" and "TBL", respectively.

Intercorporate Relationships

The following diagram illustrates the current organizational structure of the Company and its respective principal operating subsidiaries.

GENERAL DEVELOPMENT OF THE BUSINESS

History of Taiga

Taiga was created in 1973 as a British Columbia based building products distributor. Over 30 years, Taiga established and expanded its business and network centres in Canada.  Certain significant steps in the growth of Taiga's business include:

•
In 1987, Taiga established a wood preservation plant at its distribution centre then located in New Westminster, British Columbia to take advantage of increasing demand for treated wood. In 1997, this plant was replaced with a more modern facility based in Langley, British Columbia. In May 1999, Taiga completed the construction of a wood preservation plant in Edmonton, Alberta. In 2005, Taiga purchased a wood preservation plant in Monetville, Ontario. Taiga's treated wood products are sold through its distribution network under the brand name "Taiga Select".

•	In 1993, Taiga became a public company. In 1994, Berjaya Group Berhad of Malaysia ("Berjaya") acquired approximately 60% of Taiga's outstanding shares by a takeover bid made to existing shareholders.

•
In 1999, Taiga established a lumber trading division in Eastern Canada with administration and sales offices in Concord, Ontario and Laval, Quebec that distributes lumber and related building products within Canada and the United States from reload centres owned by third parties that are located principally in Windsor and Fort Erie, Ontario.

•	In 2001, Taiga established a remanufacturing plant in Elmira, Ontario to manufacture fence products and custom-cut lumber, which were primarily distributed in Eastern Canada.

•	In 2002, Taiga purchased a distribution centre in Rocklin, California thereby increasing its sales in the United States. This distribution centre services Northern California and Western Nevada.

•
In late 2003, the approximate 19.6% interest in Taiga of Genghis S.á.r.l. ("Genghis") (formerly 3Cs Investments Limited) was acquired primarily through the purchase of approximately one third of the interest of Berjaya, and Dr. Kooi Ong Tong, a representative of Genghis, was appointed as a director and chairman of the Company.

2005 to Present

In 2005, Taiga purchased a wood preservation plant in Monetville, Ontario in order to supply Taiga Select preserved wood products to its customers in Eastern Canada.

In 2006, Taiga opened two new distribution centers in Paradise, Newfoundland and Sanger, California.

In March 2006, Taiga completed the sale and leaseback of 17 of its distribution and manufacturing facilities, which resulted in total proceeds (the "Proceeds") of approximately $52,000,000.  Taiga will lease each of these facilities from the purchaser, with 603048 B.C. Ltd., for initial periods of up to 20 years.  The majority of the Proceeds were used to fund Taiga's offer to purchase the Notes, as more fully described above.

On April 17, 2006, Taiga announced the resignation of Albert Yap, Vice President Finance and Support Services.  Effective November 2006, Taiga appointed Peter Buecking as a director of Taiga.  Mr. Buecking was previously Group President and chair of the Executive Committee of Societe Internationale de Telecommunications Aeronautiques in Geneva, Switzerland.

In 2007, Taiga continued its strategy of becoming the lowest cost operator in its industry and pursuing growth, both organically and through acquisitions. On July 10, 2007, Taiga expanded its operation in Edmonton, Alberta by purchasing a property immediately adjacent to its existing distribution facility.  The facility is an approximate seven acre rail-served site with 50,000 square feet of warehouse space, thereby effectively doubling the size of Taiga's infrastructure in the region.

In February 2007, Taiga announced the appointments of Doug Morris to the position of the Executive Vice President of Major Accounts and Supply Management, Cam White to the position of Executive Vice President of Sales and Operations and Tom Stefan to the position of Vice President, Finance and Administration.  Effective March 2007, Bill Kushlick, President and Chief Operating Officer of Taiga, retired, and was replaced by Jimmie Bradshaw, Vice-President of Taiga.

BUSINESS OF TAIGA

Business Overview

Taiga is the largest independent wholesale distributor, by revenue, of building products in Canada. Taiga's revenues in fiscal 2008 were approximately $1.0 billion. Approximately 83% of Taiga's revenues in fiscal 2008 were derived from sales of its products in Canada, with the balance from the United States and elsewhere. Sales in the United States are generated from Taiga's distribution centres in Rocklin and Sanger, California and from Taiga's Canadian distribution centres that service customers in the United States.

Taiga distributes the following products: (i) dimension lumber (ii) panel products, including plywood, particle board and oriented strandboard; and (iii) allied and treated products such as roofing materials, mouldings, composite decking, polyethylene sheeting, batt and foam insulation, flooring, engineered wood and treated wood.

As a wholesale distributor, Taiga maintains substantial inventories of building products at 14 strategically located distribution centres throughout Canada and two distribution centres in California, United States. In addition, Taiga distributes building products through the use of third party reload facilities and directly from producers to retailers and industrial manufacturers.

Taiga operates three wood preservation plants that produce treated wood products and one remanufacturing facility that produces building materials such as fence products and custom-cut lumber. Taiga distributes its treated wood and manufactured products through its distribution network.

The following charts set forth Taiga's sales and gross margins for the five fiscal years ended March 31, 2008:

Taiga sells building products to approximately 5,000 commercial accounts throughout Canada, the United States and elsewhere. Approximately 1,000 of these customers are located in the United States.

Taiga's primary customers are "big-box" and other building products retailers, building supply yards and industrial manufacturers. Building products retailers and building supply yards sell building products to either "do-it-yourself" consumers or contractors. Taiga's customers include national retail chains such as The Home Depot, Inc., Rona Inc. and Home Hardware Stores Limited, regional retail chains and members of buying groups, such as Sexton Group, Tim-BR Mart, Castle Building Centres and Independent Lumber Dealers of Canada. The scale of Taiga's operations enables it to satisfy its customers' needs by providing large uniform volumes of its focused range of building products. Taiga maintains just-in-time inventories of its products at its distribution centres, as well as at third party reload centres located throughout North America.

Products

Dimension Lumber and Panel Products

Dimension Lumber

Dimension lumber is lumber cut to standard sizes and used as building materials. Dimension lumber is a commodity product as it exhibits standardization across suppliers, as opposed to the quality and design differences associated with branded products such as insulation and roofing. Taiga's gross margins on dimension lumber are achieved by offering value-added services to its customers, such as just-in-time delivery, extended payment terms, and consistent supply.

Taiga has over 30 years of experience in the dimension lumber commodity markets. This experience, coupled with daily participation in the lumber market, provides Taiga with extensive knowledge of the lumber market and facilitates trading activities. Dealing in commodities allows Taiga to build substantial volume into its distribution network and promotes higher capacity usage of in-bound and out-bound transportation which reduces cost. Taiga's expertise and scale enable Taiga to be price competitive in both supply and sales.

Panel Products

Panel products are standard size wooden building panels such as plywood, particle board, medium density fibre board and oriented strandboard. Like dimension lumber, panel products are also commodity products that are marketed and sold in a manner similar to sales of dimension lumber. However, certain panel products are subject to greater price volatility than dimension lumber.

The Company’s exposure to dimension lumber and panel sales, as a percentage of total sales, declined from 55.9% in fiscal 2007 to 54.6% in fiscal 2008.

Allied Products and Treated Wood

Allied Products

Allied products are building products that have a natural connection to Taiga's principal products and that generally have a brand presence, for example: "Johns Manville" residential insulation, "LP SmartStart" siding, "Owens Corning" rigid insulation, "Trex" composite decking and "Grace" accessory roofing products. Taiga also sells allied products under its Taiga Select brand name including flooring and mouldings. Allied products complement Taiga's other product lines. Management believes that producers distribute their product through Taiga because of the scale of Taiga's operations and its national market penetration. Taiga has targeted the allied products segment for growth and believes that the higher margins generally attributable to branded products can enhance profitability. Expanding sales of these building products can also smooth the volatility that characterizes commodity markets.

Treated Wood

Treated wood is lumber that has been chemically treated to increase its ability to withstand variable weather conditions. It is used for fencing, decking, foundations, landscaping and for other external applications. Taiga produces treated wood at its three wood preservation plants located in British Columbia, Alberta and Ontario. This product is marketed under the brand name "Taiga Select". Taiga intends to continue to support the growth of its treated wood brand. In addition to distributing its own treated wood, Taiga also distributes treated wood produced by other manufacturers. Taiga also provides wood treatment services to other lumber producers on a contract basis. Sales of treated wood generally have higher gross margins than sales of untreated dimension lumber and other panel products.

Allied and treated wood sales, as a percentage of total sales, increased from 31.9% in fiscal 2007 to 34.9% in fiscal 2008.

Distribution

Facilities and Operations.  Taiga's head office is located in Burnaby, British Columbia.  Taiga has 14 distribution centres across Canada and 2 in the United States. Taiga also utilizes facilities owned by others as reload centres in the United States and Canada. Taiga's distribution centres are strategically located to access key markets. The table below shows Taiga's distributions centres, each of which generally consists of a large yard, ancillary office space, open and covered racking and open and enclosed warehousing. Many of these distribution centres are serviced by rail spur lines and all are in close proximity to major highways.

Location	Size	Nature of Interest	Year Opened
Kelowna, British Columbia	14,500 sq. ft. building on 2.5 acres	leased	1987
Nanaimo, British Columbia	10,500 sq. ft. building on 2.0 acres	leased	1992
Langley, British Columbia	105,000 sq. ft. building on 10.0 acres	leased	1999
Calgary, Alberta	50,000 sq. ft. building on 15.0 acres	leased	1974
Edmonton, Alberta (1)	85,000 sq. ft. building on 14.0 acres	owned/leased	1988
Regina, Saskatchewan	21,000 sq. ft. building on 4.2 acres	leased	1984
Saskatoon, Saskatchewan	14,400 sq. ft. building on 4.0 acres	leased	2000
Winnipeg, Manitoba	14,000 sq. ft. building on 4.0 acres	leased	1994
Milton/Brampton, Ontario	103,000 sq. ft. building on 16.8 acres	leased	1979
Sudbury, Ontario	14,000 sq. ft. building on 5.0 acres	leased	1995
Boucherville, Quebec	52,923 sq. ft. building on 12.0 acres	leased	1996
St. Augustin, Quebec	36,000 sq. ft. building on 7.0 acres	leased	1996
Halifax, Nova Scotia	19,000 sq. ft. building on 3.5 acres	leased	1994
Paradise, Newfoundland	11,000 sq. ft. building on 1.5 acres	leased	2006
Rocklin, California	100,000 sq. ft. building on 15.0 acres	owned	2002
Sanger, California	109,250 sq ft building on 12.6 acres	owned	2006

Note:
(1) On July 10, 2007, Taiga expanded its operation in Edmonton, Alberta by purchasing a property immediately adjacent to its existing distribution facility.  The facility is an approximate seven acre rail-served site with 50,000 square feet of warehouse space.

Methods of Distribution. Distribution of lumber and building materials is performed by wholesale distributors and office wholesalers (sometimes referred to as lumber brokers). Taiga acts as both. As a wholesale distributor, Taiga maintains substantial inventories of lumber, panels and other building products owned by it at its strategically located distribution centres. As an office wholesaler, Taiga buys and sells products using third party reload facilities located in Canada and the United States.

❖	Distribution Centres

Taiga's main method of distribution is the delivery of its own inventory to its customers from its distribution centres. Inventory is purchased from suppliers and warehoused at Taiga's distribution centres for re-sale to Taiga's customers. Inventory is generally delivered to a customer's location by a third-party carrier on a contract basis. In addition, Taiga maintains its own small fleet of trucks to facilitate the delivery of its products.

❖	Reload Facilities

Taiga also sells building materials in Canada and the United States through the use of reload facilities. Reload facilities are commercial storage yards owned and operated by third parties which receive rail car or truck shipments principally of dimension lumber and panel products. These shipments are then broken down into smaller quantities, often combined with other items, for delivery by truck to customers. Taiga pays service charges for the use of the reload facilities. These reload facilities are strategically located either in close proximity to certain United States markets or in areas that provide economical transportation links to them. The principal reload facilities used by Taiga are located in Alberta and British Columbia, Canada and Vermont, Michigan, Missouri, Pennsylvania and Utah, U.S.A.

❖	Direct Shipments

Taiga also arranges for delivery of products directly from its suppliers' facilities to its customers' yards. This allows Taiga to avoid the expense of holding inventory and benefits customers by facilitating quicker delivery of the products.

❖	Inventory Management

In addition to the purchase of building products from suppliers as inventory for resale, Taiga has been expanding its Vendor Managed Inventory ("VMI") program with a number of key suppliers. Under the VMI program, Taiga holds and sells product on a consignment basis. Taiga's VMI program benefits suppliers by allowing them to get their products to national markets directly and can increase a supplier's market share. Utilizing VMI, products can be sold to customers before they have been purchased by Taiga. Benefits to Taiga include access to building products without having to commit working capital for the purchase of inventory as well as the ability to carry a wider product range from an individual supplier. Using the VMI program reduces Taiga's risk from commodity price fluctuations.

Value-Added Manufacturing

Taiga operates three wood preservation plants that produce treated wood products and one remanufacturing facility that produces building materials such as fence products and custom-cut lumber.

Facilities and Operations:
Location	Nature of Operations	Size	Estimated Annual Capacity (per thousand board feet)(1)	Nature of Interest	Year Facility Opened
Langley, British Columbia	wood preservation plant	42,000 sq. ft. building on 12.4 acres	60 million	leased	1998
Edmonton, Alberta	wood preservation plant	54,000 sq. ft. building on 8.5 acres	60 million	leased	1999
Monetville, Ontario	wood preservation plant	20,924 sq. ft. building on 10.8 acres	40 million	leased	2005(2)
Elmira, Ontario	remanufacturing plant	30,000 sq. ft. building on 18.2 acres	60 million	leased	2001

Notes:

(1)	Based on management estimates.
(2)	The Monetville facility has been in operation since 1990. Taiga acquired this facility in 2005.

❖	Wood Preservation Plants

Taiga's wood preservation plants in British Columbia and Alberta preserve wood using two different chemicals: chromated copper arsenate ("CCA") and alkaline copper quaternary ("ACQ").  In late 2003, in response to environmental concerns, the wood preservation industry voluntarily began using ACQ for treating wood used in residential applications.  The British Columbia plant now uses ACQ in 89% of its production.  The Alberta plant still uses CCA in approximately 26% of its production, mainly for Preserved Wood Basements across the Prairies. Taiga's two Western Canadian plants utilize a state-of-the-art CCA accelerated "fixation" process to "lock" the preservative within the wood. In 2005, a third pressure-treating plant was purchased in northern Ontario and converted to run with the ACQ preservative.  All three plants have met the stringent design and operation standards dictated by Environment Canada and Wood Preservation Canada. “Taiga Select” preserved wood products are now covered by the Canadian Wood Preservation Certification Authority (CWPCA).

❖	Remanufacturing Plant

Taiga has a remanufacturing operation in Elmira, Ontario. This plant produces fencing, fence panels and precision cut lumber.

Suppliers

Over the past 35 years, Taiga has established strong, stable relationships with its suppliers. Taiga's scale offers efficiencies that cannot be matched by many suppliers whose core competency is manufacturing. As a buyer for the producer's bulk product shipments, Taiga offers the producer reduced distribution costs. Compared to directly selling to many small and medium sized accounts, Taiga’s distribution network offers its suppliers access to a large and diverse market at less risk. Taiga also provides a high level of marketing and product support to its suppliers.

Taiga's three largest suppliers represented approximately 29% of total purchases in fiscal 2008. Taiga's largest supplier represented approximately 16% of total purchases in fiscal 2008.

Taiga typically receives a discount by paying for purchases from producers within 10 to 15 days of the date of the invoice.

Customers

Taiga's primary customers are "big-box" and other building products retailers, building supply yards and industrial manufacturers. Building products retailers and building supply yards sell building products to either "do-it-yourself" consumers or contractors. Taiga's customers include national retail chains such as The Home Depot, Inc., Rona Inc. and Home Hardware Stores Limited, regional retail chains and members of buying groups such as Sexton, Tim-BR Mart, Castle Building Centres and Independent Lumber Dealers of Canada. Buying groups provide advertising and promotional programs on behalf of their members. Some buying groups guarantee payment by their members thereby reducing Taiga's credit risk. Buying groups facilitate access to geographically dispersed dealers. Products sold by Taiga's Rocklin, California distribution centre are sold primarily to building supply yards. The scale of Taiga's operations enables it to satisfy its customers' needs by providing large uniform volumes of its focused range of products.

By keeping product inventories close to customers at its distribution centres, Taiga enables these customers to achieve just-in-time inventory management practices. Taiga caters to small, mixed-load needs and can typically deliver products within 48 hours of receiving an order. Taiga offers its customers product availability, reduced inventory requirements, storage and handling costs, and favourable credit and financing terms. Taiga's strength is also its individual relationships with its customers. Some relationships between Taiga employees and customers extend back over 20 years.

In fiscal 2008, Taiga sold products to approximately 5,000 commercial accounts. Taiga's top three customers represented approximately 25% of total sales in fiscal 2008. Taiga’s largest customer represents approximately 10% of total sales.

Generally, Taiga extends credit to its customers for approximately 38 days, which is consistent with industry standards. See "Risk Factors — Credit Risk".

Employees

Taiga has a decentralized and lean organizational structure. Over 72% of its employees are engaged in the function of buying and selling building products or treating and remanufacturing lumber. Many members of Taiga's management team are directly involved with buying and selling its products on a daily basis. Because of the decentralized and lean nature of the organization, employees are expected to act as entrepreneurs, building value for Taiga. Management believes that this organizational structure promotes decision making based on real-time information and an accurate understanding of local market conditions.

As of March 31, 2008, Taiga had 608 employees of which 169 were in management and administration, 181 were in sales, 99 were in distribution and 159 were in manufacturing.

Taiga's employees are not unionized. Management believes that Taiga has a good relationship with its employees.

Information Systems

On October 23, 2007, Taiga terminated its contract with its Enterprise Resource Planning (ERP) Project provider Laurier CIM Group Inc. for failing to meet contractual obligations.

On January 11, 2008, the board of directors formed the ERP Committee whose members are Peter Buecking and Kooi Ong Tong.  The function of the ERP Committee is to oversee the proposed implementation of a new proprietary enterprise resource planning system for Taiga.

Competition

The distribution of building products is highly competitive. In Canada, Taiga's principal competitors fall into two categories. The first category of competitor is regional or national distributors. Taiga has a competitive advantage over other distributors in Canada by being the largest, by revenue, independent wholesale distributor. Most direct competitors in this category lack Taiga's size, geographic diversification and financial strength. In addition, as much of the value in distribution is derived from volume discounts on large purchases; size is an important advantage. The second category of competitor is producers that sell directly to retailers. Taiga has an advantage over such producers in terms of distribution because Taiga is able to acquire products from many suppliers. This generally lowers Taiga’s inventory costs.

Industry consolidation has made the lumber and building materials industry more competitive. Both suppliers and retailers have grown in size in order to take advantage of economies of scale. Management believes that Taiga is well positioned in Canada to service these growing companies because of its national presence and the strength of its logistics network.

In the United States, while Taiga faces the same types of competitors as in Canada, those competitors are greater in number and size. See "Risk Factors — Competition".

Cyclicality and Seasonality

The building products industry is cyclical. This industry tends to be highly profitable during periods of economic expansion and faces challenges during economic recessions. Profits are also tied to the prices of the commodities that Taiga sells. Profits in the industry are closely tied to housing starts, which are cyclical and do not necessarily mirror the economic cycle. In order to mitigate the effects of the business cycle and reductions in housing starts, Taiga is developing a counter-cyclical business strategy. By tying employee bonuses to profits, Taiga has increased the variable portion of total employee compensation, thus reducing compensation expenses during downturns in the business cycle. Increased emphasis on Taiga's VMI program is expected to reduce the effect of cyclicality because products are sold on a consignment basis and, accordingly, commodity price fluctuations have less effect. Taiga's gross margins are increasingly driven by engineered wood, treated wood and allied products, which do not generally trade as commodities. Taiga is also developing a renovations business strategy to offset the exposure of its traditional business to housing starts. The building products industry is also seasonal in nature. The new home construction season in Canada typically extends from early March through to late October, and is dependent on the weather in each local market. Retailers typically build up inventories shortly before the start of the building season in anticipation of robust sales. Taiga's sales mirror the building season.  However, Taiga has developed a significant mix of products that are sold during the winter season such as mouldings, insulation and finished panel products and is increasing sales to industrial customers that manufacture throughout the year. Taiga's goal is to further increase sales in these and other winter season products in order to smooth fluctuations in quarterly earnings attributable to the building season. Taiga's business strategy of expanding its operations in the United States and Asia is also expected to reduce seasonality because of their different building seasons.

Environmental Compliance

Taiga is committed to operating its facilities in an environmentally responsible manner. Taiga's business activities are subject to federal, state, provincial and local environmental and occupational health and safety laws and regulations, including requirements relating to air emissions, storage and handling of chemicals and hazardous substances, wastewater and stormwater discharge, ownership and operation of underground storage tanks and cleanup of contaminated soil and groundwater. Taiga takes account of the requirements of such environmental laws and regulations in its activities. Under applicable environmental laws, Taiga could be potentially responsible for cleanup of contamination at owned or leased facilities caused by its operations or, potentially, by the past operations of others. Although management does not expect significant environmental liabilities or compliance or cleanup obligations, there can be no assurance that such liabilities and/or obligations will not increase in the future or have a material adverse effect.

In February 2005 environmental studies were performed on Taiga's distribution centres in Langley, Kelowna, Calgary, Edmonton, Saskatoon, Regina, Winnipeg, Sudbury, Milton, Brampton, Boucherville and St. Augustin, along with the wood preservation plants in Langley and Edmonton and the Elmira remanufacturing plant. These studies have shown that there is likely some contamination associated with on-site activities.  However, management does not expect this contamination to be material or to have an adverse effect on Taiga's existing operations at these facilities. There may also be some contamination associated with third party off-site industrial activities on adjacent sites. The presence or absence of such contamination has not been confirmed at this time, but is not expected by management to be material.

Prior to acquiring the wood preservation plant in Monetville, Ontario, Taiga obtained a Phase II environmental study, the results of which show that there is likely some contamination associated with on-site activities.  However, that contamination is not expected by management to be material.

All three of Taiga’s “Envirofor Preservers” treating plants have achieved the highest standard in Canada by being certified by Environment Canada and Wood Preservations Canada. “Taiga Select” preserved wood products are now covered by the Canadian Wood Preservation Certification Authority (CWPCA).

Softwood Lumber Anti-dumping and Countervailing Duties

The U.S. Department of Commerce ("USDOC") conducted softwood lumber countervailing and anti-dumping investigations against Canada.  The USDOC's investigations resulted in a countervailing duty ("CVD") and an anti-dumping duty ("ADD") on US imports of Canadian lumber, both to be posted by cash deposit.  As a result of these duties, Taiga added, to cost of sales, ADD and CVD expenses of $10,797,375 for the period from May 22, 2002 to March 31, 2008.

On October 12, 2006, the 2006 Canada-US Softwood Lumber Agreement (the "SLA") entered into force.  The SLA governs the shipment of Canadian softwood lumber into the United States.  The SLA provided for approximately 81% of the deposits paid since May 2002 to be refunded with interest to Canadian exporters.  In connection with the SLA, the Government of Canada has designated Export Development Canada ("EDC") as its agent to facilitate a deposit refund mechanism in order to accelerate the return of duties and interest owed to Canadian companies by the U.S. Government.  As a result of the SLA settlement and Taiga's participation through EDC, Taiga recognized a one-time non-operating refund of $4.3 million net of accrued liabilities. This amount recognized in the year ended March 31, 2007 has been reclassified as a reduction in cost of goods sold.

Despite the SLA, there can be no assurance that the U.S. Government will not conduct further investigations and impose further duties in the future.

RISK FACTORS

The following are factors relating to Taiga and the holding of Common Shares and Notes that prospective investors should carefully consider before deciding whether to purchase Common Shares or Notes.  The following information is a summary only of certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this AIF or incorporated by reference. These risks and uncertainties may not be exhaustive.  Additional risks and uncertainties not currently known to Taiga, or that Taiga currently considers immaterial, may also impair the operations of Taiga or relate to the holding of Common Shares and Notes.  If any such risks actually occur, the business, financial condition, or liquidity and results of operations of Taiga, and the ability of Taiga to make distributions on the Common Shares and Notes, or the value of the Common Shares and Notes, could be materially adversely affected.

Dependence on Market Economic Conditions

Demand for Taiga's products depends significantly upon the residential and commercial construction market, industrial manufacturing market and home improvement market. The level of activity in the residential construction market, industrial manufacturing market and home improvement market depends on many factors, including the general demand for housing, interest rates, availability of financing, housing affordability, levels of unemployment, shifting demographic trends, gross domestic product growth, consumer confidence, changes in the rate of housing starts, and other general economic conditions. The level of activity in the industrial commercial construction market depends largely on vacancy and absorption rates, interest rates, regional economic outlooks, the availability of financing and general economic conditions. Consequently, the level of activity in the home improvement, residential and commercial construction markets and the industrial manufacturing market is determined by factors that are not within Taiga's control. Also, since such markets are sensitive to cyclical changes in the economy, future downturns in the economy or lack of further improvement in the economy could have a material adverse effect on Taiga's financial condition and results of operations.

Sales and Margin Risk and Fluctuations in Commodity Prices

Taiga's profitability depends on its ability to maintain and grow sales to its customers and to sustain its profit margins. If Taiga's operating costs increase or if the prices for which Taiga is able to sell its products falls, its sales or margins, or both, would be adversely affected.

Taiga's sales volumes are affected by general economic conditions impacting the housing industry, such as prevailing interest rates, competition and relationships with customers and suppliers.  Adverse changes in any one of these factors can significantly reduce Taiga's sales volumes.

Taiga operates to a large extent in a commodities market.  In such a market, prices fluctuate with market supply and demand and other factors. These fluctuations can be volatile.  Taiga has no control over the market prices. Taiga's profitability depends on its ability to sell product at prices that are higher than their cost to Taiga.  Cost controls are therefore critical to Taiga's profitability.  Any failure in Taiga's strategy for reducing its costs either by managing internal costs or by implementing effective purchasing initiatives would negatively affect its financial results.  Taiga has implemented, and continues to focus on cost controls. However, the success of its strategies cannot be assured.

Taiga's profitability is directly influenced by the cost of certain commodity products, such as plywood, oriented strand board, panel boards and dimension lumber. The prices of such commodity products are subject to significant volatility and are beyond the control of Taiga. There can be no assurance that Taiga's producers or manufacturers will continue to have these commodity products available to Taiga at reasonable prices or that significant increases in the costs of such commodities will not materially adversely affect the operations of Taiga. Gross margins are dependent on the prices at which Taiga sells its products. Sudden changes in commodity prices may adversely impact Taiga's operating results.

High Level of Indebtedness

Taiga has a substantial amount of indebtedness.  As at March 31, 2008, Taiga's level of indebtedness was approximately $278.0 million.  The degree to which Taiga is leveraged on a consolidated basis could have important consequences to the holders of Common Shares and Notes, including:

•	Taiga's ability in the future to obtain additional financing for working capital, capital expenditures or other purposes may be limited;

•	Taiga may be unable to refinance indebtedness on terms acceptable to Taiga or at all;

•	a part of Taiga's indebtedness is at variable rates of interest which, unless hedged, expose Taiga to the risk of increased interest expense;

•
a significant portion of Taiga's cash flow (on a consolidated basis) is likely to be dedicated to the payment of the principal of and interest on its indebtedness, including the Notes, thereby reducing funds available for future operations, capital expenditures and/or dividends on the Common Shares;

•	Taiga may be more vulnerable to economic downturns and be limited in its ability to withstand competitive pressures;

•	Taiga may be limited in its ability to plan for or react to changes in its business or the industry in which it operates; and

•	Taiga may be at a competitive disadvantage compared to competitors that have less indebtedness.

Interest Rate Risk

Taiga utilizes leverage to finance day-to-day operations.  The interest cost of its credit facilities is prime-based.  Increases in prime lending rates may reduce net profits after income tax.  Taiga monitors current interest rates and selectively utilizes interest rate swap agreements to diversify its interest rate exposure.

Customer Risk

Taiga's three largest customers accounted for approximately 25% of Taiga's total sales for 2008.  Many of Taiga's customers belong to buying groups.  As is customary in the building products distribution industry, Taiga does not have long-term contracts with any of its major customers. As a result, the loss of any of Taiga's major customers or the loss of a buying group could have a material adverse effect upon Taiga's results of operations and financial condition. See "Business of Taiga – Customers".

Risks of Acquisitions

A component of Taiga's growth strategy is to acquire distribution businesses and other complementary businesses.  Acquisitions and business combinations involve inherent risks, including assumption of transaction costs, risk of non-completion, undisclosed liabilities, assimilation and managing growth. There can be no assurance that Taiga will be able to identify, acquire and integrate appropriate businesses or obtain financing for such acquisitions on satisfactory terms or at all.

Competition

Taiga faces competition from one or more competitors in all geographic areas where it sells products.  Taiga competes with many local, regional and national distributors and producers that engage in direct sales.  Taiga's competition varies by product line, customer classification and geographic market.

The highly competitive market in which Taiga conducts its business may require it to reduce its prices from time to time.  If competitors offer discounts on certain products or services in an effort to capture or gain market share or to sell other products, Taiga may be required to lower prices or offer other favourable terms to compete successfully. Any such changes would reduce Taiga's margins and adversely affect operating results.

Competitors may provide guarantees of prices.  This practice could, over time, limit the prices that Taiga charges for its products. If Taiga cannot offset price reductions with a corresponding increase in sales or with reduced expenses, then Taiga's margins and operating results would be adversely affected.

Some of the companies that compete with Taiga have greater financial and other resources than those of Taiga or may have access to government incentives, labour or products that are not available to Taiga. There can be no assurance that Taiga's principal competitors will not be successful in capturing, or that new competitors will not emerge and capture, a share of Taiga's present or potential customer base. See "Business of Taiga – Competition".

In addition, it is possible that some of Taiga's suppliers or customers could become competitors of Taiga if they decide to distribute their own building products and bypass distributors like Taiga.  This risk could be increased as a result of the recent consolidation by both producers and retailers of building products, who may be encouraged to deal directly rather than through distributors.  Furthermore, if one or more of Taiga's competitors were to merge or partner with another of its competitors, the change in the competitive landscape could adversely affect Taiga's ability to compete effectively. Competitors may also establish or strengthen relationships with parties with whom Taiga has relationships, thereby limiting Taiga's ability to distribute certain products. Disruptions in Taiga's business caused by these events could reduce its revenues.

Supply of Commodities

Dimension lumber and panel products are important components of Taiga's product mix.  Due to political and environmental restrictions on logging in North America, the availability of adequate lumber supply in the future could adversely affect Taiga's growth.  In addition, natural disasters may impact market prices.  Taiga's policy of buying from as many established producers as possible, and its practice of establishing a number of supply arrangements, are designed to ensure continued supply, but there can be no assurance that such measures will reduce the risk of limited supply in the future.

Inventory Risk

Taiga maintains significant quantities of inventory, the value of which is subject to the risk of changing prices. Demand for some of Taiga's products is cyclical and seasonal and prices can change rapidly. Taiga's buying practices are designed to minimize the risk of rapidly changing prices, although there can be no assurance that such practices will reduce risk. To hedge against this risk, Taiga purchases a small amount of lumber futures contracts. Substantially all purchases are made based on current orders and anticipated sales, and substantially all sales are made against inventory or product on order. Inventory levels are monitored in an attempt to achieve balance between maximum inventory turnover and optimal customer service.

Seasonal and Cyclical Nature of Taiga's Business

The business of Taiga is, to a significant degree, seasonal and cyclical, and fluctuates in advance of the normal building season. Inventory is built up during the first and fourth quarters of the calendar year in anticipation of the building seasons, and the busy selling season begins in the last half of the first quarter and extends to the end of the third quarter of the calendar year.  Additionally, Taiga is subject to the normal economic cycle, the housing cycle and to macroeconomic factors, such as interest rates. Although Taiga anticipates that these seasonal and cyclical fluctuations will continue in the foreseeable future, it is seeking to reduce their impact on its operations and sales. See "Business of Taiga – Cyclicality and Seasonality".

Product Liability Claims

Taiga may from time to time be subject to claims for damages resulting from defects in products that it distributes. Product liability claims, even if unsuccessful, may result in significant litigation costs to defend the claims as well as other costs incurred to remedy the problem, which could substantially increase Taiga's expenses.  Taiga believes that it maintains adequate insurance coverage for risks of product liability claims.

New Regulations

With the exception of the application of environmental regulations on the treatment of Taiga treated wood, Taiga's business is currently subject to few laws and regulations. Generally, there are laws that regulate credit practices, transporting products, importing and exporting products and employment. Such laws, regulations and related rules and policies are administered by various federal, provincial, municipal, regional and local agencies and other governmental authorities. New laws governing Taiga's business could be enacted or changes to existing laws could be implemented, each of which might have a significant impact on Taiga's business. Failure of Taiga to comply with applicable laws and regulations may subject Taiga to civil or regulatory proceedings which may have a material adverse effect on its financial condition and results of operations. As Taiga may expand its United States operations in the future, the potential for greater risk due to greater exposure of Taiga to United States regulations would also increase accordingly.

Environmental Liabilities

Taiga's operations are subject to a wide range of general and industry-specific environmental laws and regulations imposed by federal, provincial and local authorities in Canada, including those governing the use, storage, handling, generation, treatment, emission, release, discharge and disposal of certain hazardous materials and wastes, and the remediation of contaminated soil and groundwater.  Taiga may be subject to liability for the investigation and remediation of environmental contamination (including contamination caused by other parties) at properties that it owns or operates and at other properties where it or its predecessors have operated or arranged for the disposal of hazardous substances.  Failure to comply with applicable environmental requirements, including permits related thereto, could result in civil or criminal fines or penalties or enforcement actions, including regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, installation of equipment or remedial actions, any of which could result in significant expenditures or reduced results of operations.  Management believes that Taiga is in substantial compliance with all applicable environmental laws and regulations and Taiga regularly incurs capital and operating expenditures to maintain such compliance.  However, future events such as any changes in these laws and regulations, or any change in their interpretation or enforcement, or discovery of currently unknown conditions, may give rise to additional expenditures or liabilities.  Laws and regulations protecting the environment have generally become more stringent in recent years and could become more stringent in the future.  These future events could have a material adverse effect on Taiga's business, financial condition, results of operations and cash flows.

Credit Risk

Taiga extends credit to its customers which is generally unsecured.  Although Taiga has a system of credit management in place, there is a risk that some of Taiga's customers may not be able to meet their obligations when they become due. The loss of a large receivable or a general increase in bad debt expense would have an adverse effect on Taiga's profitability.

Foreign Currency Risk

Approximately 16.8% of Taiga's sales are denominated in U.S. currency.  There are currency exchange risks on the conversion of Taiga’s U.S. dollar balances into Canadian dollars.  This is partially offset by purchases of building materials made in U.S. dollars for sale within Taiga’s Canadian distribution network.  Taiga does not generally hedge against fluctuations in the exchange rate, relying instead on rapid inventory turnover and the natural hedge discussed above.  Taiga does occasionally make use of U.S. exchange forward contracts.  As at March 31, 2008, the Company did not have any outstanding obligations to purchase or sell U.S. dollars.  There can be no assurance exchange rate fluctuations will not adversely affect Taiga's financial position and operating income.

Dependence on Key Personnel

Taiga is dependent on the continued services of its senior management team, and its ability to retain other key personnel. Although Taiga believes that it could replace such key employees in a timely fashion should the need arise, the loss of such key personnel could have a material adverse effect on Taiga.

Although Taiga does not have a unionized workforce, there can be no assurance that there will not be any labour disruptions, or that Taiga will not incur higher labour costs in the future, either of which could materially adversely affect Taiga's business, financial condition, results of operations and cash flows.

Furthermore, as part of Taiga's growth strategy, it must continue to hire highly qualified individuals, including finance, sales and marketing personnel. There can be no assurance that Taiga will be able to attract, assimilate or retain qualified personnel in the future, which would adversely affect its ability to distribute new product lines and increase revenues.

Information Systems Risk

Taiga is planning to implement a new ERP information management system.  On January 11, 2008, the board of directors formed the ERP Committee whose members are Peter Buecking and Kooi Ong Tong.  The function of the ERP Committee is to oversee the proposed implementation of the new ERP information management system for Taiga.  Taiga's current information system permits only limited extraction of useful information.  The ERP system will provide information to Taiga's management which is expected to be used to improve financial controls and to develop sales and marketing strategies.  There can be no assurance that the ERP system will be implemented on schedule or on budget or that once implemented it will provide the information and benefits expected by management.  Taiga may also experience disruptions in its business and a diversion of management's attention to Taiga's business relating to the implementation of the ERP system.  Any of these risk factors could have a material adverse impact on Taiga's business and results of operations.

Availability of Future Financing

Taiga expects that going forward its principal sources of funds will be cash generated from its operating activities and borrowing capacity remaining under its credit facilities.  Taiga believes that these funds will provide it with sufficient liquidity and capital resources to meet its current and future financial obligations, as well as to provide funds for its financing requirements, capital expenditures and other needs for the foreseeable future. Despite its expectations, however, Taiga may require additional equity or debt financing to meet its financing requirements. This financing may not be available when required or may not be available on commercially favourable terms or on terms that are otherwise satisfactory to Taiga.

Level of Dividends

The board of directors of the Company may, in its discretion, amend or repeal the Company's dividend policy.  The Company's board of directors may decrease the level of dividends provided for in the Company's dividend policy or entirely discontinue the payment of dividends.  Future dividends with respect to the Common Shares, if any, will depend on, among other things, the results of operations, cash requirements, financial conditions, contractual restrictions, business opportunities, provisions of applicable law and other factors that the board of directors of the Company may deem relevant.  The Indenture and the Company's credit facilities contain significant restrictions on the Company's ability to make dividend payments.

While the Company is contractually obligated to make interest payments on the Notes, cash distributions by the Company on the Common Shares are not guaranteed and will fluctuate with the performance of the business of Taiga at the discretion of the board of directors.

Income Taxes

Taiga will file all required income tax returns and believes that it will be in full compliance with the provisions of the Income Tax Act (Canada) and all applicable provincial tax legislation. However, such returns are subject to reassessment by the applicable taxation authority. In the event of a successful reassessment of Taiga, such reassessment may have an impact on current and future taxes payable.

The Canada Revenue Agency and other provincial authorities have been reviewing the 2002, 2003, 2004 and 2005 taxation years of Taiga in connection with the formation of a financing structure involving Taiga Building Products Ltd. (formerly Taiga Forest Products Ltd.), Taiga Building Products General Partnership (formerly Taiga Forest Products General Partnership) and a related financing subsidiary that involved an inter-corporate financing charge for one of our affiliates.  This structure is no longer in force. None of Taiga's present board members were board members at the time the structure first came into effect.

On May 16, 2007 Taiga announced that it received a notice of assessment of approximately $8.8 million of income taxes and interest payable, from the Ontario Ministry of Finance in relation to the financing structure mentioned above.

On November 22, 2007 the Canada Revenue Agency (the "CRA") reassessed Taiga in the amount of $5.1 million related to the same financing structure. On December 13, 2007 Taiga remitted the required interim payment of $1.8 million.

The Ontario Ministry of Finance and Canada Revenue Agency reassessments include duplicate consideration of the same economic amount.

Taiga is in discussions with the CRA on potential settlement of the reassessments, and during the period ended March 31, 2008 Taiga accrued $8.6 million of income taxes and interest payable in relation to the CRA and Provincial authorities’ reassessment of the financing structure.

Creditworthiness

The perceived creditworthiness of the Company and its respective subsidiaries that have guaranteed the Notes may affect the market price or value and the liquidity of the Common Shares and Notes.

DIVIDENDS

For the fiscal year ended March 31, 2005, Taiga declared dividends of $0.35 per common share totalling $2,786,497.  In the fiscal year ended March 31, 2006, Taiga declared a dividend on June 1, 2005 of $6,687,592 or $0.84 per share on 7,961,420 common shares, which was paid on June 20, 2005.  Following the exchange of common shares of Old Taiga for the Stapled Units which occurred on September 1, 2005, the Company has been paying interest of $11.6667 per $1000 principal value subordinated Notes and dividends of $0.0150 per Common Share to holders of record as of the close of business on the last business day of each month. Interest on the Notes and dividends on the Common Shares were paid on or about the 15th day of the following month. Taiga reduced the monthly dividend payout on ordinary shares from $0.0213 to $0.0150 on November 5, 2007 in order to meet any obligations that become due and payable in connection with reassessments by the Canada Revenue Agency and Provincial tax authorities in connection with Taiga's financing structure.  See "Legal Proceedings and Regulatory Actions" below."

On May 4, 2006, the Notes and Common Shares began trading separately. The following table outlines the distributions for the fiscal year ending March 31, 2008:

Date	Interest(1)	Dividends
April 2007	$1,315,200	$685,981
May 2007	1,315,200	685,981
June 2007	1,315,200	685,981
July 2007	1,315,200	685,981
August 2007	1,315,200	685,981
September 2007	1,315,200	685,981
October 2007	1,315,200	685,981
November 2007	1,315,200	483,085
December 2007	1,315,200	483,085
January 2008	1,315,200	483,085
February 2008	1,315,200	483,085
March 2008	1,315,200	483,085
Total:	$15,782,400	$7,217,292

Note:

(1)	The payment of interest on the Notes is subject to the provisions of the Indenture.

Distribution Policy

Dividend Policy:

The current dividend policy of the Company is to pay a monthly dividend of $0.0150 per Common Share to holders of record as of the close of business on the last business day of each month.

Interest Payments on Subordinated Notes:

The Company is obligated to make interest payments in connection with its subordinated Notes, as set out in the Indenture.  A copy of the Indenture and all amendments are filed under the Company's SEDAR profile at www.sedar.com.

GENERAL DESCRIPTION OF CAPITAL STRUCTURE

Share Capital

The authorized capital of the Company consists of unlimited Common Shares, unlimited class A common shares, unlimited class A preferred shares and unlimited class B preferred shares. As of March 31, 2008, 32,205,680 Common Shares, no class A common shares and no class A or class B preferred shares were issued and outstanding.

The holders of Common Shares are entitled to one vote per Common Share and to receive notice of, and attend any meeting of the shareholders of the Company (other than meetings of a class or series of shares of the Company). The holders of Common Shares are entitled to receive dividends if, as and when declared by the board of directors of the Company on Common Shares as a class. The holders of Common Shares will be entitled to share rateably in any distribution of the assets of the Company in the event of any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company for the purpose of winding-up its affairs.

The holders of class A common shares are entitled to one vote per every two class A common shares held and to receive notice of, and attend any meeting of the shareholders of the Company (other than meetings of a class or series of shares of the Company). The holders of class A common shares are entitled to receive dividends if, as and when declared by the board of directors of the Company on class A common shares as a class. The holders of class A common shares will be entitled to share rateably in any distribution of the assets of the Company in the event of any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company for the purpose of winding-up its affairs.

The holders of class A preferred shares are not entitled to vote for the election of directors or for any other purpose, nor are they entitled to receive notice of, and attend any meeting of the shareholders of the Company (other than meetings of a class or series of shares of the Company). The holders of class A preferred shares are entitled to receive dividends if, as and when declared by the board of directors of the Company at a rate to be determined by the directors at the time of issue of such shares. The holders of class A preferred shares will be entitled, before any distribution of any part of the assets of the Company among holders of any other class, to share rateably in any distribution of the assets of the Company in the event of any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company for the purpose of winding-up its affairs.  The Company may, by resolution of the board of directors, redeem at any time the whole or from time to time any part of the then outstanding class A preferred shares on payment for each share of the amount of $1,000, together with any dividends declared thereon and unpaid.  Any holder of class A preferred shares may, at any time upon giving notice to the Company, require the Company to redeem the whole or from time to time any part of the class A preferred shares.

The holders of class B preferred shares are not entitled to vote for the election of directors or for any other purpose, nor are they entitled to receive notice of, and attend any meeting of the shareholders of the Company (other than meetings of a class or series of shares of the Company). The holders of class B preferred shares are entitled to receive dividends if, as and when declared by the board of directors of the Company at a rate to be determined by the board of directors at the time of issue of such shares. The holders of class B preferred shares will be entitled, after distribution to the holders of the class A preferred shares, but before any distribution of any part of the assets of the Company among holders of the common shares, to share rateably in any distribution of the assets of the Company in the event of any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company for the purpose of winding-up its affairs.  The Company may, by resolution of the board of directors, redeem at any time the whole or from time to time any part of the then outstanding class B preferred shares on payment for each share of the amount set by the directors at the time of issuance of such class B preferred shares together with any dividends declared thereon and unpaid.  Any holder of class B preferred shares may, at any time upon giving notice to the Company, require the Company to redeem the whole or from time to time any part of the class B preferred shares.

Notes

On September 1, 2005, pursuant to the Arrangement, the Taiga Shares were exchanged for Stapled Units of the Company, each comprised of one Common Share of the Company and one 14% unsecured subordinated Note due 2020, in the principal amount of $5.32.  The Notes are unsecured senior subordinated indebtedness of the Company and will be subordinate in right of payment, as set forth in the Indenture, to all existing and future senior indebtedness of the Company.  On May 4, 2006, the Notes and Common Shares began trading separately as a result of Taiga's purchase of $42,500,000 aggregate principal amount of the Notes and related consent solicitation to amend the Indenture.  As at the date hereof, an aggregate principal amount of $128,834,217.60 of the Notes remain outstanding.

Particulars of the Notes are described in the Indenture and supplemental indentures.  Copies of the Indenture and all amendments are filed under the Company's SEDAR profile at www.sedar.com.

MARKET FOR SECURITIES

The common shares of Old Taiga were listed and posted for trading on the TSX under the trading symbol "TFP".  On September 1, 2005, pursuant to the Arrangement, the common shares of Old Taiga were exchanged for Stapled Units of the Company.  On May 4, 2006, the Notes and the Common Shares began trading separately as a result of the Company's purchase of $42,500,000 of its outstanding Notes and related consent solicitation to amend the Indenture (see "Corporate Structure").  The Common

Shares and Notes are listed and posted for trading on the TSX under the trading symbols "TBL" and "TBL.NT", respectively.  The Stapled Units were previously listed and posted for trading on the TSX under the symbol "TBL.UN".

The monthly price ranges and volumes of the Common Shares traded on the TSX for the most recently completed financial year are as follows:

Month	Price Range	Total Volume
March 2008	$1.17 to $1.30	53,500
February 2008	$1.22 to $1.38	62,800
January 2008	$1.23 to $1.51	130,000
December 2007	$1.31 to $1.59	204,800
November 2007	$1.45 to $1.68	274,500
October 2007	$1.67 to $1.73	107,900
September 2007	$1.65 to $1.76	109,300
August 2007	$1.57 to $1.78	159,800
July 2007	$1.58 to $1.75	118,500
June 2007	$1.55 to $1.69	283,100
May 2007	$1.54 to $1.67	356,500
April 2007	$1.53 to $1.66	123,500

DIRECTORS AND OFFICERS

The following table sets out for each of the directors and senior officers of the Company, the person's name, province or state and country of residence, position or positions with the Company and principal occupation within the five previous years, and includes the period during which each director has served as a director of the Company.  The term of office for each of the directors will expire at the next annual meeting of shareholders of the Company to be held on July 4, 2008, or until the earlier of the director's death, resignation or removal.  Each senior officer serves at the discretion of the board of directors of the Company and holds office until his or her successor is appointed or until the earlier of such officer's death, resignation or removal.

Directors:

Name, Position with Taiga and Province or State and Country of Residence	Principal Occupation	Director Since
Kooi Ong Tong(9) Executive Chairman and Chief Executive Officer, and a Director Kuala Lumpur, Malaysia	Executive Chairman, Sunrise Bhd.; Executive Chairman and Chief Executive Officer of the Company	May 20, 2005(1)
John P. Bell(2)(3) Director British Columbia, Canada	Director of Goldcorp Inc. since December 2004	May 20, 2005(1)
Sherwin John Y. Lim(2)(3) Director British Columbia, Canada	Currently Chairman of Formidable Technologies, Inc.; President, Asian Bonded Customs Warehouse Corporation since 1992	May 20, 2005(1)
Rayvin Tan Yeong Sheik(3) Director Kuala Lumpur, Malaysia	Has held different positions as director and officer of Berjaya Corporation since May 2001	May 20, 2005(1)
Peter Buecking(2)(3)(9)(10) Director British Columbia, Canada	President of Provident Consulting Ltd.	November 7, 2006

Officers:

Name and Province or State and Country of Residence	Position with Taiga
Kooi Ong Tong(9) Kuala Lumpur, Malaysia	Executive Chairman and Chief Executive Officer of the Company, and a Director
Jimmie M. Bradshaw(4) British Columbia, Canada	President and Chief Operating Officer of the Company
Douglas J. Morris(5) Ontario, Canada	Executive Vice President, Major Accounts and Supply Management of the Company
T. Campbell White(6) Alberta, Canada	Executive Vice President, Sales and Operations of the Company
Tom Stefan(7) British Columbia, Canada	Vice President, Finance and Administration of the Company
Patrick J. Furlong(8) British Columbia, Canada	Corporate Secretary

Notes:

(1)	Messrs. Tong, Bell, Lim and Tan had been directors of Old Taiga since September 29, 2003, November 20, 2003, May 4, 2004 and July 27, 2004, respectively.
(2)	Member of the Company's audit committee.
(3)	Member of the Company's compensation committee.
(4)
Mr. Bradshaw has been employed by Taiga for 32 years. Prior to his appointment as the President and Chief Operating Officer on March 1, 2007, he was the Vice President, National Accounts and Supply Management.

(5)	Mr. Morris joined Taiga in 1978. Prior to his appointment as the Executive Vice President, Major Accounts and Supply Management on March 1, 2007, he was the Vice President, Eastern Operations.
(6)	Mr. White joined Taiga in 1973. Prior to his appointment as the Executive Vice President, Sales and Operations on March 1, 2007, he was the Vice President, Western Operations.
(7)	Mr. Stefan joined Taiga in August of 2004 as the General Manager, Corporate Planning. On March 1, 2007, Mr. Stefan was appointed to the position of Vice President, Finance and Administration.
(8)	Mr. Furlong was appointed as the Company’s Corporate Secretary on July 18, 2000. Mr. Furlong is a partner with Davis LLP (a law firm).
(9)	Member of the enterprise resource planning committee
(10)	Chair of the enterprise resource planning project committee.

Security Holdings

As at March 31, 2008, the directors and executive officers of the Company collectively held, directly or indirectly, or exercised control or direction over approximately 23.16% of the outstanding Common Shares (including the Common Shares controlled by Genghis) of the Company.  Mr. Tan is the Executive Director of Berjaya, which indirectly owns 39.34% of the outstanding Common Shares.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or executive officer of Taiga is, or has been, within the past ten years, a director, chief executive officer or chief financial officer of any company, that while that person was acting in that capacity (i) was subject to a cease trade order or similar order or an order that denied that other company access to any exemptions under securities legislation for a period of more than 30 consecutive days, (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days.  No  director, executive officer or, to the best of Taiga's knowledge, shareholder holding a sufficient number of securities of Taiga to affect materially the control of Taiga (i) is, at the date of this AIF, or has been within the past ten years, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (ii) has, within the past ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Conflicts of Interest

There are no existing or potential material conflicts of interest between the Company or its subsidiaries, and any director or officer of the Company or its subsidiaries.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

Except as set out below, the Company and its subsidiaries are not involved nor have they been involved in any material legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Company or its subsidiaries are aware) within the preceding financial year.

Third parties have threatened or may commence legal proceedings against Taiga in its ordinary course of business.  An adverse determination in litigation proceedings could subject Taiga to significant liabilities to third parties.  Although such disputes are often settled before trial, the costs associated with such arrangements may be substantial.  Taiga closely monitors the progress of all threatened litigation and, where the directors consider it appropriate, makes the appropriate provisions and reserves in its financial statements.

In January 2007, Taiga received a statement of claim from Unilin Beheer B.V. ("Unilin") alleging patent infringement with respect to some of Taiga's laminate flooring products.  Taiga believes Unilin's claims are baseless and without merit and intends to vigorously defend its right to offer and sell its laminate products.

Regulatory Actions

The Canada Revenue Agency and other provincial authorities have been reviewing the 2002, 2003, 2004 and 2005 taxation years of Taiga in connection with the formation of a financing structure involving Taiga Building Products Ltd. (formerly Taiga Forest Products Ltd.), Taiga Building Products General Partnership (formerly Taiga Forest Products General Partnership) and a related financing subsidiary that involved an inter-corporate financing charge for one of our affiliates.  This structure is no longer in force. None of Taiga's present board members were board members at the time the structure first came into effect.

On May 16, 2007 Taiga announced that it received a notice of assessment of approximately $8.8 million of income taxes and interest payable, from the Ontario Ministry of Finance in relation to the financing structure mentioned above.

On November 22, 2007 the Canada Revenue Agency (the "CRA") reassessed Taiga in the amount of $5.1 million related to the same financing structure. On December 13, 2007 Taiga remitted the required interim payment of $1.8 million.

The Ontario Ministry of Finance and Canada Revenue Agency reassessments include duplicate consideration of the same economic amount.

Taiga is in discussions with the CRA on potential settlement of the reassessments, and during the period ended March 31, 2008 Taiga accrued $8.6 million of income taxes and interest payable in relation to the CRA and Provincial authorities’ reassessment of the financing structure.

In connection with the CRA reassessment of the financing structure, on June 21, 2007 Taiga filed a claim in the Supreme Court of British Columbia against its former auditor and tax consultant, Deloitte & Touche, for damages for breach of contract, professional negligence, and breach of fiduciary duty arising out of the sale and implementation of the financing structure.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than transactions carried out in the normal course of Taiga's business, none of the directors or executive officers of Taiga, nor any associate or affiliate of any of the foregoing persons has, within the three most recently completed financial years or since commencement of the current financial year, had any material interest, direct or indirect, in any transactions which materially affected Taiga or in any proposed transaction which has or would materially affect Taiga.

TRANSFER AGENT AND REGISTRAR

The registrar and transfer agent of the Common Shares is Computershare Trust Company of Canada at its principal offices in Vancouver, British Columbia and Toronto, Ontario.

MATERIAL CONTRACTS

Other than in the ordinary course of business, no material contracts were entered into by Taiga within the most recently completed financial year ended March 31, 2008, or before the most recently completed financial year that remain in effect, other than the following:

•	the Indenture;

•	the first supplemental indenture to the Indenture between the Company, Computershare Trust Company of Canada and certain parties as guarantors; and

•	the second supplemental indenture to the Indenture between the Company, Computershare Trust Company of Canada and certain parties as guarantors,

copies of which are filed under the Company's SEDAR profile at www.sedar.com and are incorporated herein by reference.

AUDIT COMMITTEE

The audit committee consists of three directors who are financially literate and all of whom are considered independent as defined under applicable stock exchange rules and securities legislation.  This committee has a written charter setting out its mandate and responsibilities.  The audit committee assists the board of directors in fulfilling its responsibilities for oversight and supervision of financial and accounting matters and supervises the adequacy of Taiga's internal accounting controls and financial reporting practices and procedures and the quality and integrity of Taiga's audited and unaudited financial statements, including directly overseeing the external auditors and pre-approving all non-audit services to be provided by the external auditors.  The committee reviews the business plan and operating and capital budgets.  The committee reviews Taiga's financial statements, management's discussion and analysis and the annual and interim earnings press releases prior to public disclosure.  The audit committee is responsible for ensuring efficient and effective assessment of management of risk throughout Taiga.

The audit committee is responsible for recommending to the board of directors the external auditor to be nominated and the compensation of the external auditor, and for reviewing the independence of external auditors.  The audit committee has the authority to engage independent advisors, to approve the compensation of the independent advisors, and to communicate directly with the external auditors.  The committee is responsible for overseeing the resolution of disagreements in connection with financial reporting between management and the external auditor.  The audit committee has established procedures to respond to complaints received regarding accounting, internal accounting control and auditing matters.  Also, the audit committee has established a confidential, anonymous process for the submission of employee concerns regarding questionable accounting or auditing matters.

The audit committee consists of John P. Bell, Sherwin John Y. Lim and Peter Buecking. Each member of the audit committee is financially literate within the meaning of Multilateral Instrument 52-110 – Audit Committees.  All the members of the audit committee are independent members as that term is used in Multilateral Instrument 52-110.

Relevant Educational and Professional Experience. Set out below is a description of the education and experience of each audit committee member relevant to the performance of his responsibilities as an audit committee member:

John P. Bell – Mr. Bell acquired significant financial experience and exposure to accounting and financial issues in his capacity as a director of Goldcorp Inc., North America's third largest gold mining company. He is Honorary Consul for Cote d'Ivoire, Patron of the Malaysian Canada Business Council and is a member of the Advisory Board of the Sea to Sky (Quest) University in Squamish, British Columbia.  He has been a Director of the Vancouver Olympic Bid Corporation, the Laurier Institution, the Vancouver Economic Development Commission, and Chairman of Coast Cranberries Ltd.  In his career in the Canadian Foreign Service he has been Trade Commissioner in Stockholm, Sweden; Accra, Ghana; Paris, France; and Sydney, Australia. He then served as Consul General in Sao Paulo, Brazil; Deputy Consul, New York; and Ambassador to Cote d'Ivoire with concurrent accreditation to Mali, Burkino Faso, and Niger, as High Commissioner to Malaysia, and as Ambassador for Canada's Year of Asia Pacific in 1997. After serving as Consul General in Sao Paulo, Brazil, Mr. Bell became the Ambassador to Brazil.   While in Ottawa he served in various capacities including Acting Director General for the Canadian Trade Commissioner Service. He was Canada's Chief Negotiator at the Rio Earth Summit in 1992.   Mr. Bell has an Honorary Doctorate from the University of British Columbia.

Sherwin John Y. Lim – Mr. Lim acquired significant financial experience and exposure to accounting and financial issues while serving in a number of positions, including as president of Asian Bonded Customs Warehouse Corporation from 1992 to 2004.  Mr. Lim's previous professional experience includes being a licensed stockbroker on the Toronto Stock Exchange, a commercial banker with Citibank and an investment banker and financial consultant for Thomas de la Rue, plc.  In 1983, Mr. Lim received a Bachelor of Arts in Economics from the University of the Philippines and received his Masters of Business Administration in 1986 from Laurentian University in Ontario.

Peter Buecking – Peter Buecking was appointed as a Director of Taiga in November 2006 and has since become a member of the audit and compensation committees. Peter Buecking is also the Chairman of the ERP Committee at Taiga Building Products Ltd. Mr. Buecking acquired significant financial experience and exposure to accounting and financial issues in his capacity as  President of Provident Consulting Ltd., and a Director of Champ Cargo Systems, a Luxembourg based joint venture of Cargolux and "SITA" (Societe Internationale de Telecommunications Aeronautiques). From 2003 until 2006, Mr. Buecking was Group President of SITA headquartered in Geneva, Switzerland. At SITA, Mr. Buecking was responsible for overall group results and strategy. He was also the chair of the Executive Committee. Prior to joining SITA, he was Managing Partner of Oneworld Management Company. Oneworld is a global alliance of leading airline brands. During an 18 year career with Cathay Pacific Airways from 1982 to 2000 Mr. Buecking held several senior management positions including Vice President Canada, Vice President USA and Latin America, General Manager and Director, Asian Frequent Flyer (Singapore) Pty, General Manager In-flight Services and Director, Marketing and Sales.

Pre-Approval Policies and Procedures. The audit committee charter includes responsibilities regarding the provision of non-audit services by Taiga's external auditors.  The audit committee charter states that the audit committee shall:  (i) pre-approve all non-audit services to be provided by the external auditors; and (ii) on an annual basis, review and discuss with the external auditors all significant relationships they have with Taiga that could impair the auditors' independence.  The audit committee charter is attached as Schedule "A" to this AIF.

Audit Fees. The aggregate fees billed by Taiga's external auditor for audit services and for services normally provided by the external auditor, such as services in connection with statutory and regulatory filings, were $175,000 for the fiscal year ended March 31, 2008, and $175,000 for the fiscal year ended March 31, 2007.

Audit-Related Fees.  The aggregate fees billed in each of the last two fiscal years for assurance and related services by Taiga's external auditor that are reasonably related to the performance of the audit or review of Taiga's financial statements and not reported above under "Audit Fees" were $50,850 for the fiscal year ended March 31, 2008, and $73,000 for the fiscal year ended March 31, 2007.

Tax Fees. The aggregate fees billed in each of the last two fiscal years for professional services rendered by Taiga's external auditor for tax compliance, tax advice and tax planning were $256,025 for the fiscal year ended March 31, 2008, and $311,000 for the fiscal year ended March 31, 2007.

All Other Fees. The aggregate fees billed in each of the last two fiscal years for products and services provided by Taiga's external auditor were $17,925 for the fiscal year ended March 31, 2008, and $41,300 for the fiscal year ended March 31, 2007.

INTERESTS OF EXPERTS

Taiga's auditors are Cinnamon Jang Willoughby & Company, Chartered Accountants, who have audited Taiga's consolidated financial statements as at and for the years ended March 31, 2008, 2007, 2006 and 2005, prepared in accordance with Canadian generally accepted accounting principles, as set forth in their report dated May 26, 2008.

To Taiga's knowledge, the partners of Taiga's auditors do not own, directly or indirectly, any of Taiga's securities.

ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, and securities authorized for issuance under equity compensation plans, where applicable, is contained in the Company's information circular dated May 30, 2008 relating to the Company's annual general meeting to be held on July 4, 2008, a copy of which can be found on SEDAR at www.sedar.com (the "2007 Information Circular").

Additional financial information is provided in the Company's Management's Discussion and Analysis of Results of Operations and Consolidated Financial Statements for the year ended March 31, 2008.  A copy of this AIF and all material incorporated by reference herein, the 2008 Information Circular and the annual report may be obtained upon request from the Company at Suite 800, 4710 Kingsway, Burnaby, British Columbia, V5H 4M2.  These and other regulatory filings and information may also be found on SEDAR at www.sedar.com.  Information relating to Taiga can also be found at Taiga's website address at www.taigabuilding.com.

SCHEDULE "A"
CHARTER FOR THE MANDATE AND RESPONSIBILITIES
OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS
OF TAIGA BUILDING PRODUCTS LTD. (the "Company")

1.         Audit Committee Purpose

The Audit Committee is appointed by the Board of Directors to assist the Board in fulfilling its oversight responsibilities.

The Audit Committee's primary duties and responsibilities are to:

a)	Identify and monitor the management of the principal risks that could impact the financial reporting of the Company.

b)	Monitor the integrity of the Company's financial reporting process and system of internal controls regarding financial reporting and accounting compliance.

c)	Monitor the independence and performance of the Company's external auditors.

d)	Provide an avenue of communication among the external auditors, management, and the Board of Directors.

e)	Report to the Board of Directors on its ability to fulfill its mandate and bring to the Board's attention all matters it considers significant.

f)	Monitor compliance with legal and regulatory requirements, applicable to the Company.

g)	Encourage adherence to, and continuous improvements of, the Company's policies, procedures and practices at all levels.

h)
Establish procedures with complaints regarding accounting, internal accounting controls, or auditing matters, and for the confidential, anonymous submission by employees of concerns regarding such matters (whistle-blowing).

While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine if the Company's financial statements are complete and accurate and are in accordance with generally accepted accounting principles. Management is responsible for preparing the Company's financial statements, and the independent auditors are responsible for auditing those financial statements on an annual basis. The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it has direct access to external auditors, company legal counsel as well as anyone in the organization.

The Audit Committee has the ability to retain, at the Company's expense, special legal, accounting, or other consultants or experts it deems necessary in the performance of its duties.

The Audit Committee is entitled to rely in good faith on the financial statements and other representations made to it by management, the external and internal auditors, and other consultants or experts.

2.         The Audit Committee Composition and Meetings

a)
The Audit Committee members shall meet the requirements of the Business Corporations Act (British Columbia) and those of the Stock Exchange upon which the Company's shares are listed and traded. The Audit Committee shall be comprised of three or more directors as determined by the Board, each of whom shall be outside directors who are unrelated, free from any relationship that would interfere with the exercise of his or her independent judgment. All members of the Audit Committee shall be financially literate, being defined as being able to read and understand basic financial statements, and at least one member of the Audit Committee shall have accounting or related financial management expertise.

b)
Audit Committee members shall be appointed by the Board on recommendation from the nomination process. If an Audit Committee Chair is not designated or present, the members of the Audit Committee may designate a Chair by majority vote of the Audit Committee membership.

c)
The Audit Committee shall meet at least four times annually or more frequently as circumstances dictate. The Audit Committee Chair shall prepare and/or approve the agenda in advance of the meeting. The Audit Committee should meet privately in executive session at least annually with management and the external auditors and as a committee to discuss any matters the Audit Committee or each of these groups believe should be discussed. In addition, the Audit Committee should meet with management and the external auditors, if it is part of their engagement, quarterly to review the Company's interim financial statements and any significant events or findings that took place or came to the attention of management or the auditors.

3.         Audit Committee Responsibilities and Duties

Review Procedures

a)	Periodically review and reassess the adequacy of this Mandate, make amendments as necessary, and submit the Mandate to the Board for approval.

b)
Review the Company's annual audited financial statements and related documents prior to filing or distribution. The review should include discussion with management and external auditors of significant issues regarding accounting principles, practices, and significant management estimates or judgments.

c)
Annually, in consultation with management and external auditors, consider the integrity of the Company's financial reporting processes and controls. Discuss significant financial risk exposure and the steps management has taken to monitor, control and report such exposure. Review significant findings prepared by the external auditors together with management's responses.

d)	Review the effectiveness of the overall process for identifying principal risks affecting financial reporting and provide the Committee view to the Board of Directors.

e)
Review with financial management the Company's quarterly financial results and related documents prior to the release of earnings and/or the Company's quarterly financial statements prior to filing or distribution. Discuss any significant changes to the Company's accounting principles.

f)
Be aware of any ongoing or significant business relationship among the external auditors and Board of Directors and senior management. Ensure that these relationships will not impair the external auditor's independence.

g)
Exercise oversight over the internal auditor by reviewing the annual work plan, reviewing summary reports on all whistle blower incidents, reviewing the summary reports of work completed, and discussing the major reports with both the internal and external auditor as well as with the CFO.

4.         External Auditors

a)
The external auditors are primarily accountable to the shareholders and to the Audit Committee and the Board of Directors as representatives of the shareholders. The Audit Committee shall review the independence and performance of the auditors and annually recommend to the Board of Directors the nomination of the external auditors or approve of any discharge of auditors when circumstances warrant.

b)	Approve the fees and other significant compensation to be paid to the external auditors. Pre-approve all non-audit services to be provided by the external auditors.

c)
On an annual basis, the Audit Committee should receive a report from and discuss with the external auditors all significant relationships they have with the Company that could impair the auditors' independence. The report should explicitly acknowledge that the auditors’ primary client is the shareholders.

d)	Review the external auditors' audit plan - discuss and approve audit scope, staffing, reliance upon management, locations, and general audit approach.

e)
Prior to releasing the year-end earnings, discuss the results of the audit with the external auditors. Discuss certain matters required to be communicated to audit committees in accordance with the standards established by the Canadian Institute of Chartered Accountants.

f)	Consider the external auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied to the Company's financial reporting.

5.         Legal Compliance

On at least an annual basis, or otherwise as required, the Audit Committee should review with the Company's counsel any legal matters that could have a significant impact on the organization's financial statements, the Company's compliance with applicable laws and regulations and inquiries received from regulators or government agencies.

6.        Other Audit Committee Responsibilities

The Audit Committee shall:

a)
Periodically and at least annually, report to the Board any aspect of the Mandate which they (individually or collectively) feel they have been unable to perform effectively and, in writing, request that the external auditor, the internal auditor, the Secretary, the CFO, the CEO, and the Chairman of the Board report directly to the Board any failures they have noted in the performance of the Audit Committee.

b)	Prepare and disclose the Mandate to shareholders.

c)	Perform any other activities consistent with this Mandate, the Company's articles, and governing laws, as the Audit Committee or the Board deems necessary.

d)	Maintain minutes of meetings and periodically report to the Board of Directors on significant results of the Audit Committee's activities.

e)	Review financial and accounting personnel succession planning within the Company.